0 82-04574

AfriOre
LIMITED





SUPPL

AFRIORE LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three month period ended May 31, 2006.

Dated: 11th July 2006

dlw 7/25

TABLE OF CONTENTS

Unless otherwise indicated all funds in this document are in Canadian Dollars.

1. Introduction.

Management's Discussion and Analysis ("MD&A") of the consolidated financial position for the three month period ended May 31, 2006 should be read in conjunction with the consolidated financial statements of AfriOre Limited ("AfriOre" or the "Company") and notes thereto for the three month period ended May 31, 2006. Historical results, including trends which might appear, should not be taken as indicative of future results.

This MD&A contains certain "forward-looking statements". All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Such forward-looking statements include, without limitation, statements regarding the Company's plans with respect to the exploration and development of the Company's exploration projects, including the Akanani Platinum Project ("Akanani"). Forward-looking statements are frequently characterized by words such as "plan," "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words or statements that certain events or conditions "may" or "will" occur, and include, without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of the Company. Forward-looking statements are subject to significant risks and uncertainties and other factors that could cause the actual results to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause such differences include changes in world platinum group metals, base metals and gold markets and equity markets, inflation, changes in exchange rates, political developments in South Africa, changes to regulations affecting the Company's activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data, delays or failures in obtaining regulatory permits and/or licences respecting mining and the other risks involved in the platinum group metals, base metals and gold exploration and development industries. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The MD&A has been prepared to give shareholders an assessment of not only what the Company has accomplished in the past fiscal period but also what management initiatives have been taken to increase shareholder value for the future.

2. Overview

AfriOre was previously a multi-commodity exploration company whose assets included coal mining and precious metals exploration properties. The Company disposed of its coal assets in October 2004 and now has a sole focus on precious metals and is engaged in the acquisition, exploration and development of platinum group metals ("PGM") and gold exploration properties in Africa.

The Company is currently engaged in the exploration and evaluation of a single substantial project where there is the potential to establish a PGM mine. In addition rights are held to four gold exploration projects where there is potential to establish gold mines and where exploration is being undertaken currently.

Management believes that the long-term fundamentals of the PGM and gold industries remain positive and that the African continent, with its attractive geology and opportunities, particularly in respect of PGMs and gold, is ideally suited to exploration and mining for these commodities. AfriOre has established a well-balanced PGM and gold exploration portfolio, which comprises projects from early to advanced stages of development.

The strategy is to continue to focus the Company's activities on PGM and gold exploration and mining and particularly on Akanani in which the Company has acquired a 74% interest. Some 80% of the world's known platinum resources are concentrated in southern Africa and it is management's intention to continue to intensively evaluate Akanani and to identify PGM projects in this area and to acquire interests in any potential PGM projects that may be available. Southern Africa has numerous gold fields and we will continue to review, identify and acquire an interest in available gold projects with potential. Management is continually reviewing the current projects and jurisdictions in which we operate, and will endeavour to apply the shareholders' funds in the most cost effective manner to those projects with highest perceived potential, such as Akanani, where it believes there should be a favourable return to shareholders.

AfriOre's strategy of establishing a portfolio of PGM and gold projects at different stages of development, in various jurisdictions, is aimed to provide benefit from both exploration success and any rise in the PGM or gold prices, while reducing any sovereign and exploration risk, to the extent that is possible.

AfriOre's PGM and gold exploration program is based on the ability to identify targets, which have the potential to host significant economic mineralization and to select and execute exploration methods and programs, which will discover, delineate and extend the mineralization to determine mineable resources and reserves.

AfriOre's management team has extensive experience in the PGM and gold industries of southern Africa and we continue to find, or be invited to invest in, precious metals opportunities. Management is confident that the mineralization that has been identified within the portfolio of PGM and gold projects in the past year has the potential to continue to deliver positive exploration results.

AfriOre commenced trading on the Vancouver Stock Exchange ("TSX Venture Exchange") in 1995 and has been quoted on the Toronto Stock Exchange ("TSX") since 2001.

On the May 19, 2005, the Company was continued to the British Virgin Islands. The new company number is 657509.

On the July 11, 2005, AfriOre was admitted to the Alternative Investment Market of the London Stock Exchange ("AIM"). Charles Stanley and Co. Limited is acting as Nominated Adviser and Broker.

3. Exploration Projects

[Michael van Aswegen, Chief Operating Officer of the Company and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.]

Akanani Platinum Project, South Africa

Akanani is situated on the Northern Limb of the Bushveld Complex in South Africa. The Bushveld Complex is host to the world's most important PGM producing operations and resources. Akanani is 4,095 hectares ("ha") (10,119 acres) in extent and is adjacent to Anglo Platinum Limited's holdings and its open pit operations, within the central sector of the Platreef unit, which hosts the PGM and base metal mineralization in the area.

On September 27, 2004, AfriOre signed an option agreement which allowed it to acquire an indirect 74% interest in Akanani Mining (Pty) Ltd. ("Akanani Mining") in staggered tranches, over a thirty six month period, for the total cost of South African Rand ("R")9,500,000 ($1,783,395). In addition, in terms of the agreement, a payment of R500,000 ($99,532) was made to the Akanani shareholders on signing of the agreement. A further R2,000,000 is payable should a Bankable Feasibility Study indicate that the project will or may achieve an internal rate of return after tax of not less than 20% per annum over the life of mine at weighted average of the platinum price and other relevant metals prices. Akanani Mining is the holder of the exclusive rights to all precious and base metals and minerals in respect of the Akanani project area, which comprise the two farms Moordkopje 813LR and Zwartfontein 814LR, (which are some 25 kilometres ("km") north of Mokopane (formerly Potgietersrus) in the Limpopo Province of South Africa. On April 14, 2005, based on the initial positive drilling results received, AfriOre, through its wholly-owned subsidiary, Metals Technology Inc. ("MTI"), exercised its first option to earn a 20% interest in Akanani Mining, through the payment of R1,500,000 ($309,795) to the original shareholders of Akanani Mining and issued 750,000 common shares at $1.77 per share for the purchase of 100% of the shares in MTI. With continuing positive results being received from the drilling operations, AfriOre elected to advance the exercise of its option to acquire a further 54% interest in Akanani Mining on September 29, 2005 for a consideration of R8,000,000 ($1,473,600). With the second exercise of AfriOre's option right, AfriOre vested its complete entitlement of the 74% interest in Akanani Mining, in terms of its option agreement of September 27, 2004.

Exploration at Akanani commenced in November 2004 with the initial aim of establishing a PGM resource with associated gold, nickel and copper mineralization in the Platreef downdip to a selected depth limit of 2,000 metres ("m") below surface in the west, being within the current depth of economic mining operations on the platinum mines in the Western Limb of the Bushveld Complex.

The first phase, nine hole, (approximately 13,000 m) diamond drilling program was completed during the second quarter and was followed by the second phase (17 hole, 31,000 m) drilling program. All the holes in the initial drilling programs were collared vertically and spaced approximately 500 m apart. The initial program on the first line of drilling extended along the eastern boundary of the project area over a strike length of the Platreef of 6,500 m (of the total 9,000 m of strike length within the project area).

At the end of the period under review, 24 drill holes (including one historical hole) had been completed on the project area, with a 100% success rate in intersecting PGM mineralization within the Platreef. Most drill holes intersected multiple zones of mineralization, some with high grade PGM intersections over several metres, and the results of most holes exceeded AfriOre's initial minimum exploration target of intersecting zones with a minimum PGM grade of some four grams of platinum, palladium, rhodium, and gold per tonne ("g/t 3PGM + Au") over an intersection width of at least five metres.

A provisional compilation of assay results from drilling was completed in September 2005 and identified a broad zone of PGM mineralization, which is developed towards the upper part of the Platreef unit and which had been intersected in all the drill holes. The compilation of the assay

results in the broad upper zone at or near the hanging wall contact indicated an average PGM grade of the drill hole intersections of some four g/t 3PGM+Au, over an average uncorrected intersection width of some 28 m. In addition, within this broad mineralized zone, there is a persistent higher-grade zone, intersected in all drill holes, where the average PGM grade of the intersections is approximately six g/t 3PGM+Au over an uncorrected intersection width of some six metres. The average grade of the base metal mineralization for the drill intersections in the selected higher-grade zone was estimated at 0.30% nickel and 0.17% copper. These provisional estimates of grade and widths of the mineralized intersections represented a preliminary assessment of the tenor of mineralization, which would be subject to change in a subsequent more rigorous analysis of the data in a mineral resource estimation study.

The drilling results also confirmed the minimum projected depth of the Platreef on the eastern boundary of the property of some 750 m and identified two priority areas, one in the south of the project area and the other in the north of the area drilled, both of which are characterized by higher-grade drill intersections over substantial widths.

At the end of the quarter, the number of diamond drill rigs deployed on the project had increased to 11 as positive results continued to be received. The drilling program initially focused on the southern of the two priority areas (the southern priority area or "SPA"), and in particular on the area to the west, and down dip, of the first drilling line. This drilling, covering four lines parallel to the strike of the Platreef, has extended the area in which the mineralization has been intersected for a horizontal distance of up to 1,400 m to the west.

A high resolution aeromagnetic survey was completed in 2005, and the results of this survey, combined with the results of the drilling, have indicated that the Platreef unit is developed at shallower than expected depths in parts of the SPA. Whereas regional dips at outcrop to the east of the project are indicated to be up to 45 degrees towards the west, a number of AfriOre's holes drilled to date in the SPA have intersected the Platreef unit at shallower depths than originally predicted from the dips as reported at surface. This reduction in depth of the Platreef unit is due, in part, to a projected flattening in the dip of the Platreef unit to some 20 to 30 degrees to the west. As a result of this development, the immediate drilling program has been modified to focus on the area where the depths of the Platreef mineralization extend from depths in the range of some 800 m to some 1,700 m below surface.

A surface geological mapping survey and aerial photographic interpretation of the geology of the project area were completed during the quarter. These surveys augmented and confirmed the findings of the previously flown aeromagnetic survey, in that the stratigraphy of the Northern Limb of the Bushveld Complex appears to be regular and uniform throughout most of the project area. In addition, the studies confirmed the structure and distribution of faulting in the project area.

A previously commissioned preliminary conceptual mining study and the preliminary metallurgical testwork were well advanced at the end of the quarter and the results of these studies are expected to become available during the coming quarter.

Furthermore, an initial inferred mineral resource estimate study was completed for a part of the SPA during the quarter. On May 11, 2006, the Company released the results of the initial inferred resource estimate for this area of Akanani of 183.0 Mt at a grade of 4.5 g/t 3PGM+Au, which equates to 26.4 million ounces of 3PGM+Au. This mineral resource estimate was prepared by Snowden Mining Industry Consultants, an international minerals consultancy group, independent of AfriOre and was based on the results of 17 diamond drill holes at nominal 500 x 500 m spacing within a 329 ha area within the SPA. This mineral resource estimate extends for 3.6 km of the total nine km strike length of the Platreef on the project area, over a width that extended between 0.6 km and 1.4 km (projected to surface, not on the plane of the mineralized zone) in a unit of the Platreef termed the "P2". The P2 mineralized zone in the P2 unit has an average estimated true thickness of 16.6 m for the resource area and is based on using the top of the P2 unit for the

upper limit of the resource and a PGM assay threshold of 2 g/t 3PGM+Au for the lower limit. The mineralized zone also contains 0.24% nickel and 0.14% copper. The mineralized P2 unit corresponds to the broad upper mineralized zone previously identified in the discovery stage of exploration and represents one of four subdivisions of mafic rock now identified within the pyroxenitic Platreef unit. The P2 unit is underlain by the P1 unit which is also mineralized in part and is overlain by two thinner, generally unmineralized units, the P3 and P4 units.

In addition, during the quarter the preliminary stage mineralogical and geochemical studies were completed and further advanced studies were commissioned in order to refine the mineralization controls and distribution within the Platreef. This will lead to a refinement of the mineralization model, which is expected to be completed in the forthcoming quarter. A number of pilot surface based and down-the-hole geophysical surveys were undertaken and these will continue in the coming quarter.

Drilling will continue during the coming quarter, based on a complement of 11 drill rigs, with an aim to extend the drilling to the northern areas and thereby to obtain drilling coverage over the entire 9,000 metres of the Platreef unit strike length at Akanani. Based on the continuing positive results, the Company entered into an agreement, in February 2006, with SRK Consulting in Johannesburg ("SRK") to undertake and complete a Pre-Feasibility Study during the forthcoming financial year, which results are anticipated by early 2007. SRK is an international consulting firm, independent of AfriOre. The various studies which form part of the Pre-Feasibility study continued during the period under review.

On March 23, 2006, one of the original shareholding entities within the Akanani consortium, Catalyst Investments CC ("Catalyst") was restructured in respect of its sole asset which comprises its shareholding in Akanani Mining. Thereafter AfriOre Precious Metals Inc., purchased 100% of the members' interest in Catalyst for R32,000,000 ($5,772,998), in order to facilitate the restructuring of the Black Economic Empowerment interests in the Akanani Platinum Project.

FSC Gold Project, South Africa

On the 117,268 ha FSC Project, where the aim is to discover a major, buried extension to the Witwatersrand Basin, AfriOre has a joint venture agreement in which Wits Basin Precious Minerals Inc. ("Wits Basin") is funding the current stage of exploration and has a 35% interest in the project after contributing United States ("US") dollars $2,100,000 to the project. Wits Basin has the right to earn an additional 15% interest for the additional expenditure of US$1,400,000. During the previous year AfriOre, as managers of the project, completed the drilling of drill hole BH 48, one of the range finding drill holes. BH 48 succeeded in intersecting Witwatersrand quartzite rocks between the depths of 1,936 m and the end-of-hole depth of 2,560 m. Although the drilling was successful in confirming the model that there is indeed an extension to the Witwatersrand basin within the FSC project area, the rocks intersected were lower in the stratigraphy than the Central Rand Group rocks, in which most of the economic gold reefs in the main Witwatersrand basin are developed.

The interpretation of the data from the drilling, together with the available geophysical data in the area, identified three sites close to BH 48 where there is a possibility of the gold-bearing Central Rand Group rocks being preserved. AfriOre has identified an additional source of geophysical data for these potential drilling areas and attempts will be made to acquire and interpret the data in order to define the highest priority drill target. Prospecting rights to these areas were applied for during the transition period from the previous Minerals Act of 1991 to the MPRDA and the granting of these prospecting rights is awaited. Our joint venture partner, Wits Basin, has been advised of the results and of the developments and has been notified of the funding requirements of the next phase of exploration.

In terms of the MPRDA, application has been made for conversion of all old order rights that were held prior to the introduction of the MPRDA. The future drilling program will depend on the successful granting of new order prospecting rights.

Ndori and Siaya Gold Projects, Kenya

During the previous financial year, the gold exploration program continued with much of the focus being on the Masumbi target in the Ndori licence area (283,300 ha), where an initial program of diamond drilling was completed, following the Company's 67 hole percussion drilling program on this target during 2004. Although the deep level of weathering in the area and highly fractured rock resulted in a less than satisfactory level of core recovery, the drilling confirmed the wide and low grade tenor of gold mineralization over the considerable widths drilled. The drilling also allowed for the reinterpretation of the host rock drilled, which has been interpreted as a highly sheared diorite body within a major regional shear zone. Further drilling is required and this will be undertaken in the coming year in conjunction with drilling programs on other priority targets. During the quarter preliminary surface mapping, trenching and sampling continued on five additional gold targets, namely Ramba-Lumba, Ngiga, Kerebe, Kitson and Viyala. The results of the sampling programs are anticipated during the forthcoming quarter. Thereafter it is intended to undertake induced polarization ("IP") studies over the higher priority targets identified by the mapping and sampling, in the forthcoming quarter. The aim of exploration on these licences continues to be the identification of shallow, wide zones of gold mineralization that could support an open pit mining operation.

Capricorn Gold Project, Namibia

The Capricorn Project comprises six exclusive prospecting licences ("EPL"), covering an area of some 236,265 ha in northern Namibia. In the period under review, exploration focused on further gold-in-soil geochemical surveys over the geophysical anomalies identified in the past year with an objective of delineating targets with subcropping gold mineralization. Low level gold anomalies have been identified over certain targets where results have been received. Elsewhere in the region, coincident gold-in-soil and aeromagnetic anomalies are closely associated with mineralized gold-bearing sheeted veins. Such is the case on the adjacent property at the Otjikoto gold deposit of Teal Exploration and Mining Incorporated.

The results of most of sampling surveys continue to be received and the higher priority targets will be prepared for a drilling program which will be undertaken in the coming year.

Dwaalboom Gold Project, South Africa

Located north of Rustenburg in South Africa, the 31,621 ha Dwaalboom Project is an advanced-stage gold project, which was originally held and extensively prospected by Anglo American Corporation Ltd. ("Anglo American"), which subsequently ceded the rights to African Pioneer Mining (Pty) Ltd. ("APM"). Anglo American drilled in excess of 600 drill holes and reportedly delineated gold mineralization, which was developed in wide mineralized zones in a number of targets over a widespread area. AfriOre has a joint venture with APM and is managing the project and has the right to acquire a 70% interest in the project. Limited progress has been made on this project, initially due to delays in the issuance of new order prospecting rights. During the quarter, the existing data were analysed in an extensive revision and recompilation, and the Company is currently reviewing the results of this data compilation and is planning the optimum way forward on this project.

4. Critical Accounting Estimates and Accounting Policies

The consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada.

(a) Principles of consolidation

These financial statements consolidate the financial statements of all controlled companies. Inter-company transactions and balances have been eliminated on consolidation. Subsidiaries with different year-end dates are consolidated taking into account transactions between the subsidiaries' year end to the Group's financial year end.

(b) Translation of foreign currencies

The Company's exploration subsidiaries are accounted for as integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rates, while non-monetary items are translated at the exchange rate in effect at the transaction date. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Exchange gains and losses resulting from the translation of these amounts are included in the consolidated statements of operations.

(c) Property and equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over five years.

(d) Exploration properties

The Company considers its exploration costs to have the characteristics of plant and equipment. As such, the Company capitalizes all exploration costs that result in the acquisition and retention of resource properties or an interest therein. The amounts shown for exploration properties represents costs to date and do not necessarily reflect present or future values. If the properties are sold, allowed to lapse or are no longer of interest, accumulated costs are written down. Once a project reaches commercial production, the exploration costs are amortized over the estimated useful life of the producing properties.

The recoverability of the carrying values of the properties is dependent on the ability of AfriOre to obtain the necessary financing and permits to continue exploration, the establishment of economically recoverable reserves, future profitable production and/or proceeds from the disposition thereof.

(e) Income taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using tax rates enacted or substantially enacted and expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in

tax rates is recognized in income in the year that includes the enactment or substantive enactment date.

A valuation allowance is provided to reduce future tax assets to the amount that is more likely than not to be recovered.

(f) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, exploration properties, valuation allowances of receivables and stock based compensation. Actual results could differ from those estimates.

(g) Comparative figures

Certain prior year's figures have been reclassified to conform to the presentation adopted in 2005.

(h) Earnings (loss) per share

Earnings (loss) per share ("EPS") are calculated using the weighted average number of shares outstanding during the period. Diluted EPS data is calculated using the treasury stock method. The calculation of diluted earnings per share assumes that options and warrants with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the period or time of issue. In applying the treasury stock method, options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted earnings per share, as the effect is anti-dilutive.

(i) Cash

Cash includes those short-term money market instruments which, on acquisition, have a remaining term to maturity at acquisition of three months or less.

(j) Stock-based compensation

The Company has a rolling ten percent stock option plan and under that plan issues stock options to directors, officers, employees and key consultants from time to time. Options granted may be exercised during a period not exceeding five years, subject to earlier termination under various circumstances. The options are non-transferable. The exercise price may not be less than the minimum price stipulated by applicable regulators.

The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

5. Disclosure of Outstanding Share Data

The following details the share capital structure as at July 11, 2006. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Expiry Date	Exercise Price	Number	Total
Common Shares				50,823,368
Share options	16 Aug 2006	$0.54	55,000	
	13 May 2007	$0.67	25,000	
	12 Sep 2007	$0.75	150,000	
	03 June 2008	$0.80	425,000	
	17 Dec 2008	$0.91	100,000	
	26 Jan 2010	$0.66	466,400	
	28 Jan 2010	$0.66	250,000	
	16 Jan 2011	$3.38	1,235,000	
	02 Mar 2011	$4.00	230,000	
	04 April 2011	$4.25	80,000	3,016,400
Common shares subject to Warrants	27 Aug 2007	$1.50	35,434	
	09 Feb 2007	$3.64	333,200	368,634
Common shares subject to Warrants for Black Empowerment Shareholders of Akanani	31 May 2008	$4.00	2,500,000	2,500,000
Common shares set aside for property acquisition as per agreements				390,000
Total fully diluted number of shares				**57,098,402**

6. Financing

In August 2005, the Company completed a private placement of 4,666,640 Units at a price of $1.50 per unit for total gross proceeds of $6,999,690. Each Unit consisted of one common share of AfriOre and one-half of a common share purchase warrant. Each whole common share purchase warrant entitled the holder thereof to acquire one common share of AfriOre at an exercise price of $1.85 per share until August 24, 2007. In consideration for assistance with the private placement, the Company paid to the agents a cash commission of $515,579.

In February 2006, the Company completed a private placement of 6,220,000 shares at a price of $3.55 per share for the total gross proceeds of $22,081,000. In consideration for assistance with the private placement, the Company issued to the agents "Compensation Options" equal to 6% of the number of common shares issued. Each Compensation Option will be exercisable to acquire one common share at an exercise price of $3.64 per share before February 9, 2007.

7. Capital expenditure on exploration projects

	February 28, 2006	Additions	**May 31, 2006**
South Africa-FSC (Gold)	$ 299,229	$	**$299,229**
South Africa-Dwaalboom (Gold)	249,891	31,124	**281,015**
Kenya-Ndori (Gold)	560,386	64,368	**624,754**
Kenya-Siaya (Gold)	593,855	13,135	**606,990**
Namibia-Capricorn (Gold)	500,862	50,034	**550,896**
South Africa-Akanani (PGM)	8,579,034	1,719,425	**10,298,459**
	$10,783,257	$1,878,086	**$12,661,343**

Wits Basin earned a 35% equity stake in the FSC gold project in the year ended February, 2006. This resulted in the reversal of long-term and short-term advances previously reported as well as the appropriate adjustments to the deferred exploration expenditure in the FSC project.

Banankoro was sold to Pacifico (Societe en Commandite par Actions) ("Pacifico") during the three months ended November 30, 2005, for the value of US$1,500,000 ($1,753,295).

8. Results of Operations

Review of Certain Operating Expenses

	Three months to May 31, 2006	**Three months to May 31, 2005**
Administration	340,786	284,419
Foreign exchange (loss)/ gain	(729,368)	(106,511)
Exploration and project evaluation	36,782	26,800

- The increase in administration costs was largely due to the audit fee for the year ending February 2006 being expensed in the first quarter of the current year when the audit took place as well as the cost of a directors' and investors' visit to the Akanani project in South Africa.
- Foreign exchange loss increased significantly due to the substantial weakening of the South African Rand ("Rand") in which currency the Akanani Project is reported.
- Exploration and project evaluation costs relate to the expenditure on preliminary assessments of possible exploration projects, which are not eligible to be capitalized.

The loss of the three months to May 31, 2006, was $1,002,131 compared to a loss of $355,025 for the three month period ended May 31, 2005. This increase is primarily due to the substantial losses in Foreign Exchange as well as the cost of the February 2006 audit which was expensed in the first quarter of the year ending February 2007 when the audit was conducted. The Company recorded a basic loss per share of $0.02 per share for the three months to May 31, 2006 compared to a loss of $0.01 per share for the three months to May 31, 2005.

Capitalized exploration costs total $12,661,343 with exploration costs for the three month period to May 31st, 2006 totalling $1,878,086 compared to $1,231,828 for the same period in 2005. This increase is due to the expenditure on the Akanani platinum project in South Africa's Bushveld Complex as well as on gold projects in Kenya, Namibia and in South Africa.

9. Financial Condition, Cash flow, Liquidity and Capital Resources
(in thousands of $)

Cash Flow Highlights

	Three months to May 31, 2006	**Three months to May 31, 2005**
Operating activities	$ 2,639	$ (753)
Financing activities	293	3,355
Investing activities	(8,410)	(2,882)
Beginning cash balance	30,099	2,853
Net cash for the period	(5,477)	1,773
Ending cash balance	24,622	4,626

- Operating activities generated $2,638,952 of cash in the first quarter due to an increase in trade payables and receipt of payments from Pacifico and Coal Investment Corp Services.
- Financing activities generated $299,071 of cash through the exercise of options (100,000) and warrants (487,946) for common shares.
- Investing activities utilized $8,410,417 of cash for the year due mainly to expenditure on the Akanani platinum project as well as other exploration properties, the purchase of 100% Catalyst Investment CC.

10. Summary of selected quarterly results

	May 2006	Feb 2006	Nov 2005	Aug 2005
Net loss from continued operations	(1,002,131)	(1,071,987)	(869,749)	(1,235,173)
Basic and diluted loss per share	(0.02)	(0.03)	(0.02	(0.03)

11. Related Party Transactions

Included in the consolidated financial statements are payments made to companies under the control or significant influence of officers and directors of the Company. These transactions are recorded at the exchange amount, being the amount agreed to by the parties and are in the ordinary course of business. A summary of these transactions follows:

	For the three months ended	
	May 31, 2006	May 31, 2005
Administrative services [1]	**$ 77,250**	$ 77,250
Loans to original Shareholders of Akanani [2]	**$66,370**	72,766

1. AfriOre carries on business outside Canada. AfriOre purchases administrative, advisory and investor relations services from a company that shares a common director to assist in fulfilling its ongoing obligations as a reporting issuer listed for trading on a stock exchange in Canada. A contract effective August 2001 provides for monthly payments of $25,750 by AfriOre. The contract was renewed in August 2004 for a further two years and automatically renews for one year unless either party provides notice to the other of non renewal. The contract may be terminated after the first year by AfriOre giving 12 months' written notice or 90 days' written notice and paying $77,250.

2. Loans outstanding to the original shareholders of Akanani Mining.

3. AfriOre maintains its bank account in Barbados with a company managed by a director that provides general banking services at market rates.

4. AfriOre (Pty) Limited shares offices with Coal Investment Corporation Services (Pty) Limited the holding companies of both share a common director.

12. Risks

The Company's operations are speculative due to the high-risk nature of its business, which are the acquisition, financing, exploration and development of PGM and gold exploration properties in Africa. The risks below affect the financial statements of the Company and may materially affect the Company's future performance. These risks are not the only ones facing the Company. *Additional risks not currently known to the Company, or that the Company currently deems trivial,* may also impair the Company's operations. If any of the following risks actually occur, the Company's business, financial condition and operating results could be adversely affected.

Our activities in South Africa are subject to risks common to operations in the mining industry in general, as well as certain political and economic uncertainties in South Africa. AfriOre may be adversely affected by changes in economic, political, judicial, administrative, taxation or other regulatory factors in the areas in which AfriOre does or will operate and holds its interests, as well as unforeseen matters.

The exploration for PGM and gold deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into profitable mines. Major expenses may be required to locate and establish mineral reserves to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for sale of such product. Precious metal prices fluctuate on a daily basis and are affected by numerous factors beyond the Company's control.

The Company's operations are subject to all the hazards and risks normally encountered in the exploration and evaluation of PGM and gold projects, including unusual and unexpected geological formations, disruption of the mineralized zones by faulting, folding and intrusions, variations in the depth, width and lateral and strike extent of the mineralized zones and in the mineralogy and grade of the mineralized areas. Prospecting operations are also subject to equipment failure, adverse weather conditions, disruption or destruction of infrastructure and landowner disputes. In the future, any mining operation may be subject to rock falls, cave-ins, equipment failure, and other conditions associated with mining which could result in the damage to life, operating infrastructure, property, environment damage and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks and costs associated with the Company's exploration activities.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and result of operations.

The construction of mining facilities and commencement of mining operations will require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on the Company's two properties or even a loss of a property interest. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company.

The justification for exploration for PGMs and gold is dependent on the price of, and the demand for, those commodities, which fluctuate over time and there is no assurance that the price and demand for any one commodity will be sustained over time in order to justify the continuation of exploration in the future.

A significant portion of our operating costs and expenses are incurred in Rand. AfriOre reports its financials results and incurs expenses in CAD. Fluctuations in exchange rate between the Rand and the USD and between the Rand and the CAD gives rise to foreign currency exposure, either favourable or unfavourable, which has materially affected and is expected to continue to impact our future results of operations and financial condition. Our primary foreign exchange risk is to changes in the Rand to USD. AfriOre has not entered into any hedging activities to limit this.

The inferred mineral resource figures disclosed in this MD&A are independent estimates and no assurances can be given that the indicated levels of minerals will be produced. Such estimates are expressions of judgement based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may

significantly change when new information becomes available. While the Company believes that the resource estimates included in this MD&A are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. Inferred mineral resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred mineral resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

13 Subsequent Event

In terms of an agreement entered into between AfriOre and the original Black Economic Empowerment Shareholders ("BEE shareholders") of Akanani Mining, the BEE shareholders will offer AfriOre a first right to participate in any new PGM properties they acquire in South Africa for a period of two years. This agreement became effective on the successful conversion of the old order prospecting rights to new order rights, and in terms of the agreement 2,500,000 common share purchase warrants were issued entitling the holder to purchase one common share in the capital of AfriOre at an exercise price of $4.00 expiring on the second anniversary of issuance.

In terms of South Africa's Mineral and Petroleum Resources Development Act ("MPRDA"), application for conversion of the "old order used right" to new order prospecting right was submitted on April 29, 2005. An agreement converting the old order used right to new order prospecting rights was notarised on the June 13, 2006. In terms of this conversion of rights, Akanani Mining now holds the exclusive right to prospect on the Akanani for a period of five years and the exclusive right to apply for an extension of the prospecting rights for a further period of three years and to apply for mining rights. Subsequent to the period under review, the new order rights were registered at the Registrar of Mining Titles on June 28 2006.

14 Outlook

The Company will continue to pursue its PGM and gold exploration program in the forthcoming quarters of the year to February 2007 with much of the focus being directed towards the Akanani PGM project in South Africa. Exploration will also continue at the appropriate level on the Company's gold projects in South Africa, Namibia and Kenya. The Company continues to search for PGM and gold exploration opportunities in Africa and, where possible, those with potential will be acquired.

15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com

This quarterly report contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risk and uncertainties about the Company's business are more fully discussed in the Management Discussion and Analysis published in the Company's Annual Report and in AfriOre's Annual Information Form.

Directors
Stuart R. Comline
G. Michael van Aswegen
Derek L. Kyle
Thomas A. Di Giacomo
E. Adrian Meyer
Warren E. Newfield
Martin L. Rosser

Management
Stuart R. Comline, Chairman
Warren E. Newfield, President, CEO
G. Michael van Aswegen, COO
Susan M.J. Myburgh, CFO
A. J. (Kobie) du Toit, Manager, Mineral Rights
HWR Services Limited, Secretary

Registered Head Office
Craigmuir Chambers
P.O. Box 71
Road Town, Tortola
British Virgin Islands
Tel: 212-386-5496
Fax: 212-386-5425
E-mail: info@afriore.com
Web: www.afriore.com
TSX symbol: AFO
AIM symbol: AFO
Listed in Standard & Poor's Corporation Records

AfriOre (Pty) Ltd.
Inanda Greens, Ground Floor, Augusta House
Unit No 6, Albertyn Street, Wierda Valley
PO Box 784938, Sandton, 2146
South Africa
Tel: 2711-305-1810
Fax: 2711-783-2006
E-mail: adminjhb@afriore.co.za

Investor Relations Enquiries
c/o Tau Capital Corp
110 Sheppard Avenue East, Suite 610

Toronto, Ontario M2N 6Y8
Canada

Attention: Fiona Childe
Telephone: (416) 361-9636
Facsimile: (416) 361-3153
Email: fchilde@taucapital.com

CUSIP: 007972

SEC 12g 3-2 (b) exemption 82-4514

AfriOre
LIMITED

AFRIORE LIMITED

Consolidated Interim Financial Statements
Expressed in Canadian Dollars
For the three months ended May 31, 2006 and May 31, 2005
Unaudited, prepared by Management

These unaudited financial statements of AfriOre Limited ("the Company") for the three months ended May 31, 2006 have not been reviewed by the auditors of the Company. This notice is being provided in accordance with section 4.3(3)(a) of National Instrument 51-102 Continuous Disclosure Obligations.

AfriOre Limited

Consolidated Balance Sheets
Expressed in Canadian Dollars

	Note	**May 31, 2006 (Unaudited)**	February 28, 2006 (Audited)
Assets			
Current assets:			
Cash and cash equivalents		**$ 24,621,793**	$ 30,099,090
Accounts receivable	8	**456,006**	1,089,300
Other receivables		**228,629**	306,194
Prepayments		**136,200**	131,621
		25,442,628	31,626,205
Non-current assets			
Property and equipment	5	**169,528**	143,621
Investments	7	**5,772,998**	
Exploration properties	6	**12,661,343**	10,783,257
		$ 44,046,497	$ 42,553,083
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable and accrued liabilities	9	**$ 3,771,739**	$ 1,647,018
Long-term liabilities			
Long-term debt	10	**66,370**	72,766
Shareholders' equity	11	**40,208,388**	40,833,299
		$ 44,046,497	$ 42,553,083
Commitments	6,13,17		
Subsequent event	18		

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars

	Note	Three months ended May 31, 2006	May 31, 2005
Other income and expenses			
Other income	16	**$ 185,519**	$ 68,403
Loss on foreign exchange		**(729,368)**	(106,511)
		(543,849)	(38,108)
Corporate and exploration expenses			
Administrative costs		**(340,786)**	(284,419)
Stock based compensation		**(78,150)**	
Exploration and project evaluation		**(36,782)**	(26,800)
Depreciation		**(2,564)**	(5,698)
		(458,282)	(316,917)
Net loss from continuing operations before income taxes		**(1,002,131)**	(355,025)
Income taxes		**-**	-
Net loss		**$ (1,002,131)**	$ (355,025)
Basic and diluted loss per share	14	**$ (0.02)**	$ (0.01)

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Consolidated Statements of Retained Deficit
Expressed in Canadian Dollars

	Note	**May 31, 2006 (unaudited)**	February 28, 2006 (audited)
Deficit, beginning of year		**$(24,910,045)**	$(19,354,471)
Net loss for the period		**(1,002,131)**	(3,511,934)
Share issue costs		**(50,351)**	(2,043,640)
Deficit, end of period	10	**$ (25,962,527)**	$ (24,910,045)

AfriOre Limited

Unaudited, Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

	Note	Three months ended **May 31, 2006**	May 31, 2005
Cash derived from (applied to):			
Operating Activities			
Net loss from continued operations		**$ (1,002,131)**	$ (355,025)
Items not affecting cash:			
Depreciation		**2,564**	5,698
Foreign exchange		**729,368**	106,510
Agents options and compensation warrants		**-**	(64,971)
Cumulative translation adjustment		-	(123,151)
Stock based compensation expense		**78,150**	-
Net operating working capital changes	15	**2,831,001**	(321,702)
		2,638,952	(752,641)
Investing Activities			
Property and equipment		**(28,471)**	-
Investments		**(5,772,998)**	(1,637,855)
Proceeds on asset disposition		-	(12,151)
Exploration properties		**(2,608,948)**	(1,231,828)
		(8,410,417)	(2,881,834)
Financing Activities			
Common shares issued		**299,071**	2,729,342
Long term debt		**(6,396)**	-
Operating loans		-	323,672
Restricted cash (project specific)		**-**	301,943
		292,675	3,354,957
Net cash from continuing operations		**(5,478,790)**	(279,518)
Net cash from discontinued operations	3	-	2,094,207
Foreign exchange impact on cash balances		**1,493**	(41,231)
Increase (decrease) in cash during the period		**(5,477,297)**	1,773,458
Cash, beginning of period		**30,099,090**	2,852,875
Cash, end of period		**$ 24,621,793**	$ 4,626,333

1. NATURE OF OPERATIONS

AfriOre Limited (the "Company" or "AfriOre") was incorporated under the Company Act (British Columbia) on July 11, 1986, and subsequently continued under the Canada Business Corporations Act. On July 30, 1997, the Company was continued under the New Brunswick Business Corporations Act. On July 31, 2001 the Company was continued under the provisions of the Companies Act Cap. 308 of the Laws of Barbados. The Company was continued from Barbados to British Virgin Isles on May 19, 2005.

The Company is engaged in the acquisition, exploration and development of resource properties in Africa and elsewhere.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

(b) Principles of consolidation

These financial statements consolidate the financial statements of all controlled companies. Inter-company transactions and balances have been eliminated in consolidation. Subsidiaries with different year-end dates are consolidated taking into account transactions between the subsidiaries' year end to the Group's financial year end.

(c) Translation of foreign currencies

The Company's exploration subsidiaries are accounted for as integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rates, while non-monetary items are translated at the exchange rate in effect at the transaction date. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Exchange gains and losses resulting from the translation of these amounts are included in the consolidated statements of operations.

(d) Property and equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over five years.

(e) Exploration properties

The Company considers its exploration costs to have the characteristics of plant and equipment. As such, the Company capitalizes all exploration costs that result in the acquisition and retention of resource properties or an interest therein. The amounts shown for exploration properties represents costs to date and do not necessarily reflect present or future values. If the properties are sold, allowed to lapse or are no longer of interest, accumulated costs are written down. Once a project reaches commercial production, the exploration costs are amortized over the estimated useful life of the producing properties.

The recoverability of the carrying values of the properties is dependent on the ability of AfriOre to obtain the necessary financing and permits to continue exploration, the establishment of economically recoverable reserves, future profitable production and/or proceeds from the disposition thereof.

(f) Income taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Future tax assets and liabilities are measured using tax rates enacted or substantially enacted and expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment or substantive enactment date.

A valuation allowance is provided to reduce future tax assets to the amount that is more likely than not to be recovered.

(g) Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the years. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, exploration properties, valuation allowances of receivables and stock-based compensation. Actual results could differ from those estimates.

(h) (Loss) / earnings per share
Basic (loss) / earnings per share ("EPS") are calculated by dividing net (loss) / income by the weighted average number of shares outstanding during the year. Diluted EPS data is calculated using the treasury stock method. The calculation of diluted (loss) / earnings per share assumes that options and warrants with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the period or time of issue. In applying the treasury stock method, options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted earnings per share, as the effect is anti-dilutive.

(i) Cash
Cash includes those short-term money market instruments which, on acquisition, have a remaining term to maturity at acquisition of three months or less.

(j) Impairment of long-lived assets
Long-lived assets, including property and equipment and exploration properties, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted cash future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognised by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(k) Stock-based compensation
The Company has a stock-based compensation plan for agent options and compensation warrants, employees and property acquisition agreements, which is described in note 10. The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock granted on or after March 1, 2004 under the fair value based method and accounts for all stock-based employee awards that call for settlement by the issuance of equity instruments under that method.

Effective March 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to stock-based compensation and other stock payments. Under these recommendations, a fair value based method of accounting is required for all stock-based payments to non-employees and employees that are directly affected by stock appreciation rights. The Company has applied the new recommendations retroactively, without restatement of prior periods, for awards granted in the years ended February 28, 2003 and February, 29 2004. As a result, the Company has recorded a charge to opening retained earnings of $663,473 on March 1, 2004, for awards granted in 2003 and 2004.

Under the fair value based method, compensation cost for equity settled stock options and direct awards of stock is measured at fair value at the grant date, while compensation costs for awards that call for settlement in cash or other assets, or are stock appreciation rights that call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, is measured at the ultimate settlement amount. Compensation cost is recognised in earnings on a straight-line basis over the relevant vesting period. The counterpart is recognised in contributed surplus.

Upon exercise of a stock option, share capital is recorded at the sum of the proceeds received and the related amount of contributed surplus.

(l) Environmental rehabilitation
Provision for environmental rehabilitation is provided as exploration work is conducted. Estimates are based on management's estimates of costs to restore the exploration site to comply with the respective country's environmental legislation. Estimates are based on undiscounted future cash flows.

3. DISCONTINUED OPERATIONS

All assets and liabilities for the coal operations were sold and transferred under the terms of a purchase agreement effective October 29, 2004. AfriOre provided vendor finance for the sale of the coal mining operation under a short-term loan agreement. All outstanding balances were fully recovered and settled before May 31, 2005.

4. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(i) Fair values
The fair values of the Company's cash and cash equivalents, receivables, other current assets, accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term nature of these amounts.

(ii) Foreign exchange risk
The Company carries out a significant portion of its transactions in currencies other than its reporting currency. No hedging instruments are used as uncertainty exists as to the exact settlement dates of these transactions. Cash is held in the currency of the expected payment to reduce risks related to short-term fluctuations in foreign currencies.

(iii) Interest rate risk
The Company is not exposed to significant interest rate risk as borrowings are interest free.

(iv) Credit risk
The Company's financial instruments do not represent a concentration of credit risk, as the Company deals with a number of reputable banks. Credit risk related to accounts receivable is not significant.

5. PROPERTY AND EQUIPMENT

	May 31, 2006 (unaudited)		
	Cost	Accumulated depreciation	Net book value
Office equipment and furniture	$ 213,891	$ 60,844	$ 153,047
Vehicles	40,781	24,300	16,481
	$ 254,672	$ 85,144	$ 169,528

	February 28, 2006 (audited)		
	Cost	Accumulated depreciation	Net book value
Office equipment and furniture	$ 229,723	$ 107,534	$ 122,189
Vehicles	60,460	39,028	21,432
	$ 290,183	$ 146,562	$ 143,621

6. EXPLORATION PROPERTIES

May 31, 2006 (unaudited)	Balance, beginning of year	Additions	Balance, end of period
South Africa-FSC (Gold)	$ 299,229	$ –	$ 299,229
South Africa-Dwaalboom (Gold)	249,891	31,124	281,015
Kenya-Ndori (Gold)	560,386	64,368	624,754
Kenya-Siaya (Gold)	593,855	13,135	606,990
Namibia-Capricorn (Gold)	500,862	50,034	550,896
South Africa-Akanani (Platinum Group Metals ("PGM"))	8,579,034	1,719,425	10,298,459
	$ 10,783,257	$ 1,878,086	$ 12,661,343

February 28, 2006 (audited)	Balance, beginning of year	Additions	(Recovered)	Balance, end of year
South Africa-FSC (Gold)	$ 2,243,738	$ –	$(1,944,509)	$ 299,229
South Africa-Dwaalboom (Gold)	176,333	73,558	–	249,891
Mali-Banankoro (Gold)	1,788,916	–	(1,788,916)	–
Kenya-Ndori (Gold)	358,585	201,801	–	560,386
Kenya-Siaya (Gold)	397,234	196,621	–	593,855
Namibia-Capricorn (Gold)	305,267	195,595	–	500,862
South Africa-Akanani (PGM)	862,110	7,716,924	–	8,579,034
	$ 6,132,183	$ 8,384,499	$(3,733,425)	$ 10,783,257

FSC (Gold)-South Africa

In 1999 AfriOre was granted exclusive Prospecting Contracts for precious metals on certain properties in South Africa. The Contracts are valid for six years and AfriOre has the right to renew the contracts for an additional three years. On October 8, 1999, AfriOre acquired an exploration model and information relating to the property in exchange for 125,000 common shares (value $122,500). Under the terms of the acquisition agreement, an additional 350,000 AfriOre common shares will be issued upon the earlier of the commencement of a final feasibility study on the property or the making of a takeover bid for AfriOre as a result of exploration activities on the property.

AfriOre has a joint venture agreement with Wits Basin in which Wits Basin may earn up to a 50% interest in the FSC project through providing expenditures of up to US$ 3.5 million to the FSC project.

Wits Basin earned a 35% equity stake in the FSC gold project. This resulted in the reversal of long and short term advances previously reported as well as the appropriate adjustments to the deferred exploration expenditure in the FSC project.

Dwaalboom (Gold)-South Africa

AfriOre has a joint venture agreement with African Pioneer Mining (Pty) Ltd ("APM") of South Africa, whereby AfriOre acquired a 25% interest in APM's advanced stage Dwaalboom gold project in the North-West Province of South Africa.

In terms of the agreement, AfriOre will manage the project and may earn a 51% interest in the project, either by contributing expenditures of R4.5 million (approximately $0.9 million) or by completing a bankable feasibility study, within two years from May 8, 2005. AfriOre may further elect, upon earning 51%, to pay R3.8 million (approximately $0.8 million) to APM and acquire an additional 19% (total 70%) interest in the project.

Banankoro (Gold)-Mali

AfriOre had a joint venture agreement with New Gold Mali SA ("NGM"), a subsidiary of the Paris-based company, Maurel & Prom, whereby AfriOre had the right to earn a 60% interest in NGM's Banankoro gold exploration project near Kangaba in southern Mali. The Mali Government has a statutory right to a 10% interest and a subscription right for an additional 10% contributing interest in the project at the exploration stage. In the event that the Government exercises its subscription right, AfriOre had the right to acquire an additional 3.75% interest from NGM under the same terms as the Government, thereby providing for a 50.4% ownership by AfriOre in the project at the mining stage.

Banankoro was sold to Pacifico during the three months ended November 30, 2005. The purchase consideration for Banankoro is payable by Pacifico in three tranches, being US$750,000 received during December 2005 followed by payments of US$500,000 and US$250,000 at six and twelve months, respectively, after date of signature on November 4, 2005. In the event of any payment default, the Banankoro JV will be reinstated and AfriOre will again have the right to earn up to 60% interest in the Banankoro project. At May 31, 2006, $279,978 of the purchase consideration is outstanding and is reflected in accounts receivable. Refer note 7.

Ndori (Gold)-Kenya

An agreement with San Martin Mining Research and Investment Company Limited gives AfriOre an option to purchase a 100% interest in the Ndori project for US$1 million. The option period extends for five years from February 2002 and is subject to option payments of US$10,000 per annum. AfriOre will undertake management and funding of exploration in the area. At February 28, 2006 option payments to the value of US$48,000 had been made and have been recorded in Exploration Properties.

Siaya (Gold)-Kenya

A special prospecting licence was awarded to AfriOre for the Siaya project area in western Kenya. The project area is adjacent to the northern and eastern boundaries of the Ndori gold project.

Capricorn (Gold)-Namibia

AfriOre holds six exclusive prospecting licenses at its Capricorn project in northern Namibia where elsewhere in the region, coincident gold-

in-soil and aeromagnetic anomalies are closely associated with mineralized gold-bearing veins.

Akanani (Platinum Group Metals) – South Africa

In April 2005 AfriOre issued 750,000 common shares at $1.77 per share for the purchase of 100% of the shares in Metals Technology Inc ("MTI").

AfriOre, by exercise of an option, granted to its wholly-owned subsidiary, MTI had the right to acquire up to 74% of Akanani Mining (Pty) Ltd. ("Akanani"), the exclusive holder of the prospecting permit to the prospecting area, subject to compliance with the Mineral and Petroleum Resources Development Act ("MPRDA"). Akanani is a Black Economic Empowerment ("BEE") entity.

AfriOre could exercise its option in staggered tranches for a total cost of R9.5 million ($1,783,395), payable to the current shareholders of Akanani, and providing initial exploration expenditure on the project of R14.0 million ($2,975,000). In addition, in terms of the agreement a payment of R500,000 ($99,532) was made to the Akanani shareholders on signature of the agreement, in fiscal 2005.

A further R2,000,000 would be payable should a Bankable Feasibility Study indicate that the project will or may achieve an internal rate of return after tax of not less than 20% per annum over the Life of Mine at a weighted average of the Platinum Price and Other Metals Price.

On April 14, 2005, and based on the positive initial drilling results, AfriOre exercised its first option to acquire a 20% interest in Akanani, through the payment of R1,500,000 ($309,795).

Following further drilling results, on September 29, 2005, AfriOre, elected to increase its shareholding in Akanani from 20% to 74% at an amount of R8.0 million ($1,473,600). At the date of acquisition of the 74% interest the assets and liabilities of Akanani Mining (Pty) Limited were as follows:

	ZAR	CAD
Bank balance	34,149	6,299
Shareholders' loans	(394,845)	(72,835)
VAT payable	(343,705)	(63,402)
Trade creditors	(20,541)	(3,789)
Net liabilities acquired	(724,942)	(133,727)
	ZAR	**CAD**
74% thereof	(536,457)	(98,958)
Total purchase consideration	9,500,000	1,783,395

The excess paid has been allocated to exploration properties.

Akanani has successfully applied for the conversion of its old order prospecting permit to a new order prospecting rights in terms of South Africa's MPRDA. Refer note 18.

7. INVESTMENTS

On March 23, 2006, after Catalyst Investment CC ("Catalyst") had been restructured so that its sole asset comprises its shareholding in Akanani Mining (Pty) Limited, AfriOre's wholly-owned subsidiary, AfriOre Precious Metals Inc, purchased 100% of the members' interest in Catalyst for R32,000,000 ($5,772,998) in order to facilitate the restructuring of the Black Empowerment ("BEE") interests in the Akanani Project. This investment will be warehoused for onselling to either the current BEE shareholders or to another BEE.

At date of acquisition the assets were

Long term investment - Akanani Mining (Pty) Ltd	R97,710	$18,024

8. ACCOUNTS RECEIVABLE

Accounts receivable are made up of the following:

	May 31, 2006 (unaudited)	February 28, 2006 (audited)
Pacifico	**$ 279,978**	$ 860,508
Coal Investment Corp Services (Pty) Limited	**176,028**	228,792
	$ 456,006	$ 1,089,300

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised as follows:

	May 31, 2006	February 28, 2006
Trade creditors	**$ 3,745,617**	$ 1,617,042
Provision for environmental rehabilitation	**26,122**	29,976
	$ 3,771,739	$ 1,647,018

Bank Guarantees have been provided to the Department of Minerals and Energy and may be used only for environmental rehabilitation purposes.

10. LONG-TERM DEBT

The loans from shareholders of Akanani (Proprietary) Limited to the Group are unsecured, bear no interest and shall be repaid as may be agreed from time to time between the Group and the Shareholders.

11. SHAREHOLDERS' EQUITY

Shareholders' equity is comprised as follows:

	May 31, 2006	February 28, 2006
Capital stock (a)	**$ 62,673,376**	$ 62,323,955
Agents' options and compensation warrants (b)(i)	**99,947**	246,365
Warrants (b)(ii)	**-**	782,566
Contributed surplus (c)	**3,397,592**	2,390,458
Deficit	**(25,962,527)**	(24,910,045)
	$ 40,208,388	$ 40,833,299

(a) Capital stock

The authorized capital of the Company consists of an unlimited number of common shares without par value.

	Number	Amount
Balance February 28, 2005	**32,472,596**	**$ 25,325,680**
Exercise of options	923,600	541,126
Warrants brokered and private placement	1,538,453	1,230,762
Warrants with debenture	855,862	346,111
Private placement	13,337,409	33,552,776
Investment in MTI	750,000	1,327,500
Balance February 28, 2006	**49,877,920**	**$ 62,323,955**
Exercise of options	100,000	73,500
Warrants exercised	400,000	144,000
Brokers warrants exercised	87,948	131,921
Balance May 31, 2006	**50,465,868**	**$ 62,673,376**

(b) Warrants

(i)Agent options and compensation warrants

The outstanding brokers' compensation warrants, totalling 411,134 at a weighted average exercise price of $3.36 per share expire on August 24, 2007 (37,934) and February 9, 2007 (373,200) respectively. During August 2005, AfriOre completed an offering on the private placement of 4,666,640 Units at $1.50 each to raise an amount totalling $6,999,960. Each whole common share purchase warrant entitles the holder thereof to purchase one common share of AfriOre. The offering allowed for the creation and issuance of 2,333,320 warrants at an exercise price of $1.85 per warrant with the expiry date of August 24, 2007. All of these warrants were exercised and expired during the last quarter of 2006.

The offering also allowed for the creation and issuance of 303,331 broker warrants, entitling the agent to acquire broker warrant shares at $1.50 per share with an expiry date of August 24, 2007. 177,449 of these warrants were exercised during the last quarter of 2006. Up to May 31, 2006 an additional 87,948 of these warrants were exercised.

During February 2006, AfriOre completed a private placement offering of 6,220,000 shares at $3.64 each to raise aggregate proceeds of $22,081,000. The offering allowed for the creation and issuance of 373,200 brokers' warrants (6% of the gross proceeds of the Offering) at an exercise price of $3.64 per warrant with the expiry date of February 9, 2007. In consideration for assistance with the private placement the Company paid to the agents a cash commission of $1,324,860 (6% of the gross proceeds). Refer to note 10(a).

	Warrants	Weighted average price
Balance February 28, 2005	1,538,454	$0.80
Exercised	(1,538,454)	$0.80
August private placement		
Issued:		
Warrants	2,333,320	$1.85
Brokers warrants	303,331	$1.50
Exercised		
Warrants	(2,273,320)	$1.85
Brokers warrants	(177,449)	$1.50
Expired	(60,000)	$1.85
February private placement		
Issued:		
Brokers warrants	373,200	$3.64
Balance February 28, 2006	499,082	$3.10
Exercised	(87,948)	$1.50
Balance May 31, 2006	411,134	$3.44

(ii) Warrants

During the 2006 fiscal year, 855,863 of these warrants have been exercised, leaving 400,000 outstanding warrants at February 28, 2006 with an expiry date of April 4, 2006. All 400,000 outstanding warrants were exercised in April 2006.

	Warrants	Weighted average price
Balance February 28, 2005	1,255,863	$0.39
Issued	(200,000)	$0.55
Issued	(655,863)	$0.36
Balance February 28, 2006	400,000	$0.36
Issued	(400,000)	$0.36
Balance May 31, 2006	-	$ -

Warrants are valued at the closing price of the share of the date of issue.

As at May 31, 2006 warrants outstanding due to previous debentures as well as brokers' compensation warrants were as follows:

Number of Common Shares Subject to Warrants	Exercise Price	Expiry Date
37,934	$1.50	24-Aug-2007
373,200	$3.64	9-Feb-2007
411,134		

(c) Options

The Company has a rolling ten percent stock option plan in terms of which stock options are issued to directors, officers, employees and key consultants from time to time. Options granted may be exercised during a period not exceeding five years, subject to earlier termination under various circumstances. The options are non-transferable and vest immediately. The exercise price may not be less than the minimum price stipulated by applicable regulators.

The stock options issued in the first quarter of 2007 expire as follows:

	Price	Number of options
March 2, 2011	$4.00	230,000
April 4, 2011	$4.25	80,000

The fair value of the options issued has been determined using the Black-Scholes option pricing model using the following assumptions:

Risk-free interest rate	4.25%
Dividend yield	0%
Volatility factor of the expected market price of the Company's shares	85%
Average expected option life (years)	5
Weighted-average grant date fair value of options granted during the year	$ 0.27

The movement in options granted, cancelled and exercised can be summarised as follows:

	Options	Weighted average price
Balance February 28, 2005	**2,815,000**	**$0.65**
Granted	1,235,000	$3.38
Expired	(5,000)	$0.80
Exercised	(145,000)	$0.50
Exercised	(455,000)	$0.54
Exercised	(75,000)	$0.60
Exercised	(58,600)	$0.66
Exercised	(50,000)	$0.67
Exercised	(125,000)	$0.75
Exercised	(15,000)	$0.80
Balance February 28, 2006	**3,121,400**	**$1.75**
Granted	230,000	$4.00
Granted	80,000	$4.25
Exercised	(25,000)	$0.54
Exercised	(75,000)	$0.80
Balance May 31, 2006	**3,331,400**	**$2.00**

At May 31, 2006, the following options to acquire common shares of the Company are outstanding and exercisable:

Number of common shares subject to option	Exercise price	Expiry date
130,000	$0.50	06-Aug-2006
240,000	$0.54	16-Aug-2006
25,000	$0.67	13-May-2007
150,000	$0.75	12-Sep-2007
425,000	$0.80	03-Jun-2008
100,000	$0.91	17-Dec-2008
466,400	$0.66	26-Jan-2010
250,000	$0.66	28-Jan-2010
1,235,000	$3.38	16-Jan-2011
230,000	$4.00	02-Mar-2011
80,000	$4.25	16-Jan-2011
3,331,400		

The fair value of options are included in contributed surplus.

(d) Property Acquisition Agreements

At May 31, 2006, 390,000 common shares are issuable (2005 – 390,000) by the Company for exploration properties if the properties reach an advanced stage. During the first quarter of fiscal 2006, an additional 750,000 common shares were set aside for property acquisition agreements with Akanani. These shares were transferred during the last quarter of 2006 as part of the acquisition agreement (refer note 6).

12. INCOME TAXES

(a) The difference between the amount of the reported consolidated income tax provision and the amount computed by multiplying the consolidated earnings before income taxes at the Company's applicable South African (being the principal country in which the Company operates) tax rate of 29% (2005 – 30%) is reconciled as follows:

	May 31, 2006	May 31, 2005
Income taxes computed using the Company's tax rate	**$(290,618)**	$ (106,508)
Adjust for:		
Temporary differences	**290,618**	106,508
Income tax	**$ -**	$ -

(b) The tax basis of the Company's South African assets converted at year-end exchange rates results in a temporary difference, whereby the translated tax base is different than the Company's carrying value for accounting purposes. The tax effect of this temporary difference has not been recognized as a deferred tax assets, as future taxable income is not certain due to the risks associated with exploration ventures. These losses do not have expiry dates.

13. RELATED PARTY TRANSACTIONS

Included in the accounts are payments made to companies under the control or significant influence of officers and directors of the Company. These transactions are recorded at the exchange amount, being the amount agreed to by the parties and are in the ordinary course of business. A summary of these transactions follows:

	May 31, 2006	May 31, 2005
Administrative services [1]	**$ 77,250**	$ 77,250
Loans to original Akanani shareholders [2]	**$66,370**	**$72,766**

1. AfriOre carries on business outside Canada. AfriOre purchases administrative, advisory and investor relation services from a company that shares a common director to assist in fulfilling its ongoing obligations as a reporting issuer listed for trading on a stock exchange in Canada. A contract effective August 2001 provides for monthly payments of $25,750 by AfriOre. The contract was renewed in August 2004 for a further two years and automatically renews for one year unless either party provides notice to the other of non renewal. The contract may be terminated after the first year by AfriOre giving 12 months written notice or 90 days written notice and paying $77,250.

2. Loans outstanding to the original shareholders of Akanani Mining (Pty) Limited.

3. AfriOre maintains its bank account in Barbados with a company managed by a director that provides general banking services at market rates.

4. AfriOre (Pty) Limited shares offices with Coal Investment Corp Services (Pty) Limited, the holding companies of both have a common director.

14. EARNINGS (LOSS) PER COMMON SHARE

The following table sets forth the computation of basic and diluted (loss) / earnings per share.

	May 31, 2006	May 31, 2005
Numerator – Basic and Diluted		
Net loss	**$(1,002,131)**	$(355,025)
(i) Basic		
Denominator		
Weighted average number of shares	**41,294,187**	33,328,914
Basic loss per share:		
-Net loss	**$ (0.02)**	$ (0.01)
(ii) Diluted		
Denominator		
Weighted average number of shares	**41,294,187**	33,328,914
Basic loss per share:		
-Net loss	**$ (0.02)**	$ (0.01)

3,331,400 share options (2005 – 2,735,000) and 411,134 warrants (2005 – 1,050,363) have been excluded in the calculation as their exercise would be anti-dilutive. Shares issuable in respect of property acquisition agreements have also been excluded from the calculation of diluted EPS.

15. SUPPLEMENTARY CASH FLOW INFORMATION

(a) Change in non-cash working capital items

	May 31, 2006	May 31, 2005
Accounts receivable	**$ 633,294**	$282,847
Other receivables	**77,565**	7,401
Prepayments	**(4,579)**	-
Accounts payable and accrued liabilities	**2,124,721**	(611,950)
Change in non-cash working capital	**$ 2,831,001**	$ (321,702)

(b) Cash paid for taxes and interest

	May 31, 2006	May 31, 2005
Cash paid for taxes	**$ –**	$ –
Cash paid for interest	**–**	–

16. OTHER INCOME

Other income is comprised as follows:

	May 31, 2006	May 31, 2005
Interest received	**$ 185,519**	$ 68,403

17. COMMITMENTS

Future operating lease commitments for equipment and buildings amount to $702,488, ending 28 February 2011. Annual payments are:

2007	$ 94,188
2008	$134,028
2009	$145,394
2010	$157,737
2011	$171,141
	$702,488

Total lease payments for the quarter ended May 31, 2006 amounted to $34,789 (2005 – $37,569).

18. SUBSEQUENT EVENT

On June 13, 2006 Akanani received new order prospecting rights in terms of South Africa's MPRDA. This reassigns, to Akanani, all prospecting rights previously held in terms of its old order prospecting permit.

In terms of an agreement entered into between AfriOre and the original Black Economic Empowerment Shareholders ("BEE shareholders") of Akanani Mining, the BEE shareholders will offer AfriOre a first right to participate in any new PGM properties they acquire in South Africa for a period of two years. This agreement became effective on the successful conversion of the old order prospecting rights to new order rights, and in terms of the agreement 2,500,000 common share purchase warrants were issued entitling the holder to purchase one common share in the capital of AfriOre at an exercise price of $4.00 expiring on the second anniversary of issuance.

19. SEGMENT REPORTING

The Company comprises of one significant business segment which relates to the acquisition, exploration and development of PGM and gold exploration properties in Africa. The geographical segments of these activities are reflected in note 6.

19. INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which conform in all material respects with International Financial Reporting Standards ("IFRS") except as set forth below:

	May 31, 2006	February 28, 2006
Consolidated Balance Sheets		
Total assets under Canadian GAAP and IFRS	$ 44,046,497	$ 42,553,083
Total liabilities under Canadian GAAP	3,838,109	1,719,784
Future income tax (b)	212,741	212,741
Total liabilities under IFRS	$ 4,050,850	$ 1,932,525
Total shareholders' equity under Canadian GAAP	40,208,388	40,833,299
Future income tax (b)	(212,741)	(212,741)
Total shareholders' equity under IFRS	$ 39,995,647	$ 40,620,558
Consolidated Statements of Operations		
Net (loss) from continuing operations under Canadian GAAP	$ (1,002,131)	$ (3,511,934)
Adjustment stock-based compensation (a)	76,848	427,475
Future income tax (b)	(60,812)	(60,812)
Net (loss) from continuing operations under IFRS	(986,095)	(3,145,271)
Net income from discontinued operations, net of tax	-	-
Net (loss) / income under IFRS	$ (986,095)	$ (3,145,271)
Basic (loss) / earnings per share under IFRS		
-Net (loss) / income	$ (0.02)	$ (0.09)
Diluted (loss) / earnings per share under IFRS		
-Net (loss) / income	$ (0.02)	$ (0.09)
Consolidated Statements of Retained Deficits		
Deficit, beginning of year, as previously reported under Canadian GAAP	$ (24,910,045)	$ (19,354,471)
Stock-based compensation (a)	-	-
Future income tax (b)	(151,929)	(151,929)
Deficit, beginning of year, as restated	(25,061,974)	(19,506,400)
Share issue costs	(50,351)	(2,043,640)
Net (loss) / income for the period	(986,095)	(3,145,271)
Deficit, end of period under IFRS	$ (26,098,420)	$ (24,695,311)

(a) International Financial Reporting Standard 2 ("IFRS 2") dealing with stock-based compensation is effective for periods beginning on or after January 1, 2005. Earlier adoption is encouraged. IFRS 2 relates to grants of shares, share options or equity instruments granted after November 7, 2002. If IFRS 2 is adopted early then for all grants of equity instruments which fall under IFRS 2, an entity shall restate comparative information and where applicable, adjust the opening balance of retained earnings/deficit for the earliest period presented.

(b) The non-monetary assets and liabilities of an entity are measured in its functional currency (IAS21 *The Effects of Changes in Foreign Exchange Rates).* If the entity's taxable profit or tax loss (and, hence, the tax base of its non-monetary assets and liabilities) is determined in a different currency, changes in the exchange rate give rise to temporary differences that result in a recognised deferred tax liability or (subject to paragraph 24) asset. The resulting deferred tax is charged or credited to profit or loss (paragraph 58).

This report contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risk and uncertainties about the Company's business are more fully discussed in the Management Discussion and Analysis published in the Company's Annual Report and in AfriOre's Annual Information Form.

Directors
Stuart R. Comline
Warren E. Newfield
G. Michael van Aswegen
Derek L. Kyle
Thomas A. Di Giacomo
E. Adrian Meyer
Martin L. Rosser

Management
Stuart R. Comline, Chairman
Warren E. Newfield, President and CEO
G. Michael van Aswegen, COO
Susan MJ. Myburgh, CFO
A. J. (Kobie) du Toit, Manager, Mineral Rights

Registered Head Office
Craigmuir Chambers
P.O. Box 71
Road Town, Tortola
British Virgin Islands
Tel: 212-386-5496
Fax: 212-386-5425
E-mail: info@afriore.com
Web: www.afriore.com

AfriOre (Pty) Ltd.
Inanda Greens, Ground Floor, Augusta House, Unit 6
Albertyn Street, Wierda Valley

PO Box 784938,
Sandton 2146,South Africa
Tel: 2711-305-1810
Fax: 2711-783-2006
E-mail: adminjhb@afriore.co.za

TSX symbol: AFO
AIM symbol: AFO
Listed in Standard & Poor's Corporation Records

CUSIP: 007972
SEC 12g 3-2 (b) exemption 82-4514